T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

March 23, 2010

Via EDGAR

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO RULE 83 BY REGIS CORPORATION

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2009
Filed August 28, 2009

Form 10-K/A for Fiscal Year Ended June 30, 2009
Filed November 25, 2009

Form 10-Q for Fiscal Quarter Ended December 31, 2009
Filed November 9, 2010 File No. 1-12725

Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated March 9, 2010.  This letter contains the responses to the Staff’s comments.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2009

Note 2.  Discontinued Operations, page 10

1.     We note here and at page 26 that you recorded out-of-period error corrections relating to income taxes during the quarter ended September 30, 2009.  In addition, we note at page 122 of your Form 10-K/A that you recorded a correction of error relating to income taxes during the fiscal year ended June 30, 2009.  Please provide us with a detailed analysis showing the quantitative and qualitative effects of these errors on each period presented and how you determined that they are immaterial under the guidance of SAB 99 and SAB 108.  Also, in light of the corrections in consecutive periods, explain how you considered the errors in your assessment of controls under Items 3-07 and 3-08 of Regulation S–K.

Response

SAB 99 and SAB 108-Quantitative and Qualitative Analysis

The Company, including senior management and the Company’s audit committee, concluded that the out-of-period error corrections and uncorrected errors were not material to the financial statements as a whole both individually and in the aggregate.  The Company considered both the relevant qualitative and quantitative factors related to both the continuing operations and discontinued operations assessments in reaching its conclusions.  The misstatements were discussed thoroughly at the Company’s audit committee meetings on August 18, 2009 and October 28, 2009, among the Company’s management, audit committee and auditors.

The Company contemporaneously evaluated the financial statement misstatements and documented its evaluation and conclusions in accordance with Staff Accounting Bulletin No. 99 (SAB No. 99) and Staff Accounting Bulletin No. 108 (SAB No. 108) prior to filing the Form 10-K for the year ended June 30, 2009 and the Form 10-Q for the quarter ended September 30, 2009.

RGS-001

A description of the Company’s evaluation and conclusions are documented below.  The out-of-period error corrections that were disclosed in the Company’s Form 10-K for the year ended June 30, 2009 and the Form 10-Q for the quarter ended September 30, 2009 were related to deferred income tax balances.  In addition, there were other out-of-period error corrections and certain uncorrected errors that were considered in the Company’s SAB No. 99 and SAB No. 108 evaluations.

Prior to the analysis documented below, it is important to understand that the Company’s net income from continuing operations as reported for fiscal year 2009 (FY 2009) was impacted significantly from special items.  The impact of the special items is best illustrated by a rollforward of net income from continuing operations (reported) to net income from continuing operations (operational).  Operational results are described in more detail under the qualitative considerations.  The amounts below are in thousands and are net of tax.

FY 2009
Net Income—Continuing Operations (Reported)	$6,970
Impairment of equity method investment-Provalliance	27,818
Impairment of equity method investment-Intelligent Nutrients	4,798
International goodwill impairment	40,323
Lease termination costs	5,642
Workers’ compensation reserve adjustment	(6,260)
Net Income—Continuing Operations (Operational)	$79,291

As a result of the impact of the special items, the impact of the errors as a percentage of income amounts  on an “as reported” basis are unusually high and the Company believes the qualitative factors are significant to determining if the items caused the financial statements as a whole to be misstated. To illustrate this point, the summary below provides earning trends between FY 2008, FY 2009 and budgeted FY 2010.

	FY 2008	FY 2009	FY 2010(2)

Net Income—Continuing Operations (Reported)	$83,901	$6,970	$	[*]
Net Income—Continuing Operations (Reported) –as adjusted for all out-of-period adjustments	$84,801	$9,470	$	[*]

Net Income—Continuing Operations (Operational(1))	$83,526	$79,291	$	[*]
Net Income—Continuing Operations (Operational(1))-as adjusted for all out-of period adjustments	$84,426	$81,791	$	[*]

Note

(1)   Operational income from continuing operations is a focus of investors and represents (loss) income from continuing operations adjusted for special items as addressed in more detail later.

(2)   The FY 2010 impact was based on the Company’s estimate of the respective reported and operational budgeted net income from continuing operations for the full fiscal year.

Because there are a number of reporting periods impacted and the errors have differing impacts on the Company’s income from continuing operations and income/(loss) from discontinued operations, the following discussion first addresses the impact on continuing operations followed by a discussion related to the impact on discontinued operations.

June 30, 2009 — Impact on Continuing Operations

Within the Company’s FY 2009, the Company became aware of and recorded two out-of-period adjustments that should have been recorded in financial statements of prior years.  In addition, in connection with the FY 2009 audit, two items were identified but were not recorded by the Company.   These adjustments are each described below.

The tables below reconcile the Company's pretax and after tax income from continuing operations for FY 2009 “as reported” in the Company's previous filings to an “adjusted basis” (i.e., rollover basis) as if all of the adjustments had been recorded in the appropriate period (Dollars in thousands):

FY 2009
Income from continuing operations before income taxes and equity in (loss) income of affiliated companies-as reported	$78,766
Out-of-period adjustment recorded- Health insurance IBNR	(1,500)
Adjustment not recorded- long-lived asset impairment	(700)
Income from continuing operations before income taxes and equity in (loss) income of affiliated companies-as adjusted for all adjustments	$76,566

Impact of errors on as reported amounts	2.8%

FY 2009
Income from continuing operations -as reported	$6,970
Out-of-period adjustments recorded:
Health insurance IBNR (tax affected)	(900)
Deferred income taxes	3,800
Adjustment not recorded -long-lived asset impairment (tax affected)	(400)
Income from continuing operations -as adjusted for all adjustments	$9,470

Impact of errors on as reported amounts	35.9%

Note that the unrecorded adjustment of $0.4 million related to deferred income taxes below does not impact the analysis above and is addressed as part of the iron curtain that follows.

The prior years financial statement items corrected in the FY 2009 financial statements were:

1. Deferred income taxes — During Q4 of FY 2009, the Company recorded an adjustment to correct its deferred income tax balances as a result of errors detected by the Company during its FY 2009 process to redesign and enhance internal controls related to the validation of deferred income tax balances.  The adjustment increased the Company’s FY 2009 income tax provision by $3.8 million. The adjustment represents a correction of accumulated errors from numerous prior fiscal years.  The Company determined the impact to any prior period financial statements was immaterial.

2. Health insurance IBNR — In Q1of FY 2009, the Company recorded an adjustment for a change in estimate to its health insurance IBNR accrual of $1.5 million ($0.9 million net of tax) that related to FY 2008.  During FY 2008, the Company identified that a modification to the actuarial assumptions may have been warranted.  The impact of such modification was judgmental at June 30, 2008 and was not recorded within the Company’s financial statements as the potential impact was not considered material.  The Company performed an in-depth analysis during the first quarter of FY 2009 and adjusted the health insurance accrual accordingly. The Company determined the quantitative impact of the Q1 FY 2009 IBNR adjustment was immaterial to the September 30, 2008 net income from continuing operations.

Additionally, the Company considered the following items which were not corrected by the Company:

* Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

RGS-002

1.  Long-lived asset impairment- The long-lived asset adjustment estimated to be $0.7 million ($0.4 million net of tax) related to one salon (of nearly 8,000 company-owned) identified as impaired, but the Company had not reserved for the excess of carrying value over the fair value of the long lived assets. The amount of the estimated item was not the result of a known error, but was calculated by extrapolating the recorded carrying value to the entire population. The estimate was not recorded by the Company in Q4 of FY 2009 because the amount of the potential error was based on extrapolation and was considered to be immaterial.  The matter was fully investigated in Q1 of FY 2010 and the actual amount of impairment was negligible.

2. Deferred income taxes — During Q4 of FY 2009, the Company determined that the $3.8 million increase to income taxes (discussed above) should have been approximately $4.2 million.  The Company did not record the additional $0.4 million as tax expense in FY 2009 as the amount was estimated and subject to further analysis, but not considered material.  The Company recorded the additional $0.4 million as tax expense in Q1 FY 2010 as discussed below.  This item only impacts the iron curtain analysis below.

September 30, 2009 — Impact on Continuing Operations

Within Q1 of fiscal year 2010 (FY 2010), the Company assessed the materiality of a financial statement item which should have been recorded in prior years financial statements and was recorded within the Q1 FY 2010 financial statements.

The prior years financial statement item corrected in the Q1 FY 2010 financial statements was:

1. Deferred income taxes — During Q1 of FY 2010, the Company recorded the adjustment (discussed above) to correct its prior year deferred income tax balances.  The adjustment increased the Company’s Q1 FY 2010 income tax provision by $0.4 million.

Quantitative Analysis — Continuing Operations

Rollover Approach

Net income from continuing operations (reported and operational(1)) were impacted by the out-of-period error corrections and certain unrecorded errors as follows:

	FY 2009(2)	Q1 FY2010	FY 2010(3)
Net Income – Continuing Operations (Reported)	35.9%	8.8%	[*	]%
Net Income – Continuing Operations (Operational(1))	3.2%	2.3%	[*	]%

Note

(1)   Operational income from continuing operations represents (loss) income from continuing operations adjusted for special items (see above for rollforward).

(2)   The impact of the errors was significant as a percentage because FY 2009 income from continuing operations (reported) was significantly less than the prior year due to the items specified in the rollforward above and the expected amount for FY 2010.  See table below in qualitative analysis which addresses trend in reported earnings.

(3)   The FY 2010 impact was based on the Company’s estimate of the respective reported and operational budgeted net income from continuing operations for the full fiscal year.

Iron Curtain Approach

Net income from continuing operations (reported and operational(1)) were impacted by the adjustments as follows:

	FY2009(2)	Q1 FY2010(3)	FY 2010(3)
Net Income – Continuing Operations (Reported)	(11.8)%	0.0%	[*	]%
Net Income – Continuing Operations (Operational(1))	(1.0)%	0.0%	[*	]%

Note

(1)   Operational income from continuing operations represents (loss) income from continuing operations adjusted for special items (see above for rollfarward).

(2)   Errors had opposite impact under iron curtain approach as the iron curtain approach only considered unrecorded items. The errors in aggregate amounted to $0.8 million comprised of the $0.4 million deferred tax adjustment and the $0.4 million (net of tax) long-lived asset impairment adjustment.

(3)   Q1 FY10 and budgeted FY10 net income from continuing operations was not impacted by the adjustment under the iron curtain approach as there is no misstatement existing in the balance sheet as of September 30, 2009 and June 30, 2010.

* Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

RGS-003

Qualitative Considerations - Continuing Operations

The Company believes the qualitative aspects are equally significant to determining if the items caused the financial statements as a whole to be misstated.

• The impact of the items did not affect incentive compensation payouts under the Company’s Short Term Incentive Compensation plan as the Company did not achieve its earnings per share (EPS) target for FY 2009.  Note, the Company did achieve the performance objectives established under a supplemental award program.  The supplemental award program was based on reducing debt, reducing inventory, reducing capital expenditures, reducing investments in and expenses related to acquisitions and reducing budgeted operating expenses.  The items did not impact the achievement of the supplemental award program in FY 2009.  The impact of the items are not expected to affect the incentive compensation payouts in FY 2010.

• The impact of the items in FY 2009 and FY 2010 did not affect compliance with loan covenants, contractual requirements or regulatory compliance.

• The impact of the items in FY 2009 and FY 2010 did not have a material impact on any individual income statement line item, balance sheet line item or cash flow line item.  In addition, the tax items do not impact the Company’s segment reporting and the pre-tax items did not have a material impact on segment reporting.

• The items were not intentional.  Because targets for executive compensation are adjusted for non-operational items there would not be any incentive to record the items in one particular period.

• The impact of the items did not distort historical earning trends between FY 2008, FY 2009 and budgeted FY 2010 or within interim periods in FY 2009 and FY 2010.

	FY 2008	FY 2009	FY 2010(2)
Net Income – Continuing Operations (Reported)	$83,901	$6,970	$	[*	]
Net Income – Continuing Operations (Operational(1))	$83,526	$79,291	$	[*	]

Note

(1)   Operational income from continuing operations represents (loss) income from continuing operations adjusted for any special items (see above for rollforward).

(2)   The FY 2010 impact was based on the Company’s estimate of the respective reported and operational budgeted net income from continuing operations for the full fiscal year.

• The items are not representative of fraud or an unlawful transaction.

• The most significant adjustment was related to income taxes and had no impact on operating income.  As evidenced by the Company’s quarterly sales releases and earnings releases, key performance indicators that are the focus of investors include same-store revenues, gross margins on service and product revenues and operating income.  All supplemental information in the Company’s earnings releases related to pretax income balances.

• The items did not significantly impact the Company’s results as compared to the street’s expectation and the Company’s communicated EPS guidance:

	FY 2009	Q1 FY 2010
Street Expectation = FirstCall Mean	$1.72	$0.22
Regis EPS Guidance	$1.77-$2.03	n/a
Reported EPS from Continuing Operations	$0.16	$0.09
Operational EPS (1)	$1.84	$0.30
Adjusted –Reported EPS (2)	$0.21	$0.09
Adjusted- Operational EPS (2)	$1.89	$0.30

* Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

RGS-004

Note

(1)   Operational EPS represents Reported EPS adjusted for any non-recurring, non-operational items.  When the Company provides its EPS guidance it does not take into consideration special items such as goodwill impairment and impairment of equity method investments.  Thus, it is important to consider Operational EPS as it is most aligned with the Company’s guidance, which is used by analysts in determining their expectations.

(2)   Adjusted - Reported EPS and Adjusted — Operational EPS represent the respective calculation of EPS adjusted for misstatements recorded out of period and unrecorded identified misstatements.  Note, the Company utilized the misstatements under the rollover approach as the earnings impact was greater when compared to the iron curtain approach.

It is important to note that it is very difficult to predict how much stock price movement relates to not meeting or exceeding the street’s expectations or the Company’s EPS guidance range.  The Company reviewed the stock price movement for two days before and after the Company’s FY 2009 earnings release to determine whether there was any noticeable stock price movement.

The results of the Company’s review were as follows:

Date	Closing Stock Price
8/18/2009	$14.05
8/19/2009	$14.23
8/20/2009	$16.66	Date of earnings release
8/21/2009	$16.83
8/24/2009	$16.58

It appears that there was significant positive movement in the stock price due to the earnings release.  Operational EPS of $1.84 was higher than the street expectation of $1.72 and adjusted operational EPS of $1.89 is a further improvement over the street expectation.

The Company did not perform this same analysis for the FY 2010 first quarter ended September 30, 2009 earnings release as the item did not change EPS.

Disclosure

The Company provided transparent disclosure of the item related to deferred taxes within the Form 10-K for the year ended June 30, 2009 due to the impact on the effective income tax rate.  The item related to the health insurance IBNR accrual as of June 30, 2009 was determined by management to not be material for disclosure.

Note 13. Income Taxes

During the fourth quarter of fiscal year 2009, the Company recorded an adjustment to correct its prior year deferred income tax balances.  The adjustment increased the Company’s fiscal year 2009 income tax provision by $3.8 million and increased its effective income tax rate by 4.8 percent.  The Company does not believe the adjustment is material to its fiscal 2009 results of operations or its financial position or operations of any prior periods.

The Company also provided transparent disclosure of the item related to deferred taxes within Form 10-Q for the period ended September 30, 2009 due to the impact on the effective income tax rate.

Note 11. Income Taxes

The effective income tax rate for the three months ended September 30, 2009 was negatively impacted by an adjustment to correct its prior year deferred income tax balances.  The adjustment increased the Company’s first quarter fiscal year 2010 income tax provision by $0.4 million and increased its effective income tax rate by 11.3 percent.  The Company does not believe the adjustment is material to its first quarter of fiscal year 2010 results of operations or its financial position or results of operations of any prior periods.

June 30, 2009 - Discontinued Operations Misstatement

The disposition of the Company’s Trade Secret business in February 2009 allowed the Company to claim a worthless stock deduction equal to the basis of the Trade Secret stock owned by the Company at the time of disposition.  The original estimate of the income tax benefit was determined to be $56 million and was recorded as an income tax benefit as a component of the Company’s loss from discontinued operations for the period ended December 31, 2008.  During the course of the Company’s FY 2009 process to redesign and enhance internal controls related to the determination of deferred income tax balances, the Company identified an incremental $2.5 million Trade Secret tax benefit which resulted from the Company incorrectly calculating a deferred income tax liability related to a long-lived asset included in the sale.  The incremental $2.5 million item was known by management at the time of filing its fiscal 2009 Form 10-K but the amount was estimated and was subject to further analysis and was expected to be adjusted by an immaterial amount based upon this further analysis.  The Company determined that the potential estimated amount was immaterial to the financial statements as it represented 1.9% of the loss from discontinued operations and 2.0% of the Company’s net loss for FY 2009.   Management believed that the incremental adjustment to the ultimate tax benefit from the sale of Trade Secret was likely to be immaterial when the FY 2009 tax returns were filed and management planned to record the final adjustment to the tax benefit in FY 2010 on the discontinued operations line.

RGS-005

The tables below further summarize the impact of the item on discontinued operations (Dollars in thousands):

FY 2009
Discontinued Operations-before out-of-period adjustments	$(131,436)
Out-of-period adjustment not recorded- Deferred income taxes	2,500
Discontinued Operations-as adjusted for all out-of -period adjustments	$(128,936)

Impact of errors on as reported amounts	1.9%

See further qualitative considerations below within the September 30, 2009 discontinued operations misstatement analysis.

September 30, 2009 Discontinued Operations Misstatement

Within Q1 of FY 2010, management further assessed the worthless stock deduction (discussed above) and increased the estimate of the incremental tax benefit from the unadjusted difference of $2.5 million as of June 30, 2009 to $3.0 million.  Management determined that it was probable the $3.0 million deduction would be claimed on the fiscal year 2009 income tax return and did not anticipate a material change in the deduction from the end of Q1 FY 2010 to the filing of the return during Q3 FY 2010.  Accordingly, management concluded it was appropriate to record the adjustment during Q1 FY 2010. The Company determined the Q1 FY 2010 impact on net income after adjusting for the continuing operations item to be (36.8%) and impact on EPS of $0.06. The impact on budgeted FY 2010 net income after adjusting for the continuing operations item was projected to be [*]%.

The Company believes the qualitative aspects are also significant to determining if the item caused the financial statements as a whole to be misstated.

• As noted above within the analysis on continuing operations, historically when the Company provided EPS guidance it does not take into consideration special items such as goodwill impairments and impairment of equity method investments.  Thus, it is important to consider Operational EPS as it is most aligned with the Company’s guidance, which is used by analysts in determining their expectations.  As discontinued operations are excluded from Operational EPS, the adjustment to discontinued operations does not impact the street’s expectation since it would be a non-operational item.  Note the Company has not provided guidance for FY 2010.

• The impact of the item did not affect incentive compensation payouts in FY 2009 as the program was based on reducing debt, reducing inventory, reducing capital expenditures, reducing investments in and expenses related to acquisitions and reducing budgeted operating expenses.  The item is not expected to impact incentive compensation payouts in FY 2010 as executive compensation targets are adjusted for non-operational items such as discontinued operations.

• The impact of the item did not affect compliance with loan covenants, contractual requirements or regulatory compliance in FY 2009 and are not expected to in FY 2010.

• The impact of the item did not have a material impact on any individual balance sheet line item or cash flow line item.  In addition, the items did not have a material impact on segment reporting.

• The item was not intentional.  Because targets for executive compensation are adjusted for non-operational items there would not be any incentive to record the item in one particular period.

• The impact of the item did not distort historical earning trends.

• The item is not representative of fraud or an unlawful transaction.

• The item had no impact on operating income.  As evidenced by the Company’s quarterly sales releases and earnings releases, key performance indicators that are the focus of investors include same-store revenues, gross margins on service and product revenues and operating income.  All supplemental information in the Company’s earnings releases related to pretax income balances.

• The item had no impact on the segment disclosures as the Company does not report discontinued operations activity in the segment disclosures.

* Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

RGS-006

Disclosure

The Company disclosed the item related to discontinued operations within Form 10-Q for the period ended September 30, 2009.

Note 2. Discontinued Operations

During the first quarter of fiscal year 2010, the Company recorded a $3.0 million tax benefit in discontinued operations to correct the prior year calculation of the income tax benefit related to the disposition of the Trade Secret salon concept.  The Company does not believe the adjustment is material to its first quarter of fiscal year 2010 results of operations or its financial position or results of operations of any prior periods.

Conclusion

The Company, including senior management and the Company’s audit committee, concluded that the out-of-period error corrections and uncorrected errors were not material individually or in combination to the financial statements as a whole.  Fully considering all relevant quantitative and qualitative factors, the misstatements were discussed thoroughly at the Company’s audit committee meetings on August 18, 2009 and October 28, 2009, among the Company’s management, audit committee and auditors.  The Company, including the Company’s audit committee and auditors also considered the internal control deficiencies which are discussed in detail below.

Items 3-07 and 3-08-Internal Control Assessment

The Company considered the out-of-period adjustments to be the result of deficiencies in internal control design and operating effectiveness of the internal controls over financial reporting of the Company’s tax accounts, health insurance accruals and long-lived assets.  The Company, including senior management and the Company’s audit committee, thoroughly evaluated the severity of the deficiencies to determine whether the deficiencies, individually or in combination, were a significant deficiency or material weakness.

As part of the Company’s evaluation of the severity of the internal control deficiencies the Company considered the magnitude of the potential misstatement and whether there was a reasonable possibility that the Company’s controls would fail to prevent, or detect and correct a misstatement of an account balance or disclosure.  The Company was careful to consider “what could go wrong” when assessing the severity of the internal control deficiencies.

In determining whether the deficiencies should be considered a significant deficiency or a material weakness, the Company considered the following indicators of a material weakness:

•      The deficiencies were not indications of fraud on the part of senior management;

•      The deficiencies did not result in a restatement of previously issued financial statements to reflect the correction of a material misstatement due to error or fraud;

•      The deficiencies were not identified by the auditor under circumstances that indicate that the misstatement would not have been detected by the entity’s internal control; and

•      The deficiencies were not the result of ineffective oversight of the company’s financial reporting and internal control by those charged with governance.

The evaluation of the internal control deficiencies also considered the following factors related to the out-of period adjustments:

•      The deferred tax adjustments, identified by the Company, resulted from the Company’s process to redesign and enhance internal controls related to the determination of deferred income tax balances which commenced during fiscal year 2009; and

•      The adjustment to the health insurance IBNR accrual did not result from the design or execution of a control activity, but rather resulted from a difference in assumptions.

Conclusion

Based on the considerations discussed above, the Company does not believe that the internal control deficiencies result in a reasonable possibility that a material misstatement would not be prevented, or detected and corrected on a timely basis.  As such the Company, including senior management and the Company’s audit committee, concluded that the internal control deficiencies did not represent a material weakness.  However, the Company, with senior management and the Company’s audit committee, concluded that, in combination, the control deficiencies in the design and operating effectiveness of its controls over the financial reporting of its income tax account were severe enough to be considered a significant deficiency.  The Company, with senior management and the Company’s audit committee, concluded that the internal control deficiencies related to the reporting of the Company’s health insurance accruals

RGS-007

and long-lived assets were not significant enough to be considered significant deficiencies.  The significant deficiency related to the accounting and reporting of the Company’s tax accounts was discussed thoroughly at the Company’s audit committee meetings on August 18, 2009 and October 28, 2009, among the Company’s management, audit committee and auditors.   The Company continues to take action to enhance internal controls over the financial reporting of its tax accounts, health insurance accruals and long-lived assets.

In accordance with Items 3-07 and 3-08 of Regulation S-K the Company has disclosed the conclusions of its principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures based on their evaluation of these controls and procedures.  Additionally, the Company’s Form 10-K included management’s annual report on internal control over financial reporting.  The Company did not believe that its process to redesign and enhance internal controls related to the determination of deferred income tax balances materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting and concluded that disclosure of this enhancement was not necessary.  In the Company’s report, the Company disclosed that it had concluded that, as of June 30, 2009, its internal control over financial reporting was effective.

As specifically requested by the Commission, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Randy L. Pearce
Randy L. Pearce
Senior Executive Vice President,
Chief Financial and Administrative Officer

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief
Melissa Hauber, Senior Staff Accountant

RGS-008